Exhibit 99.1

MOUNTAIN PROVINCE DIAMONDS INC.

NOTICE OF MEETING

April 17, 2015

To: All Canadian Securities Regulatory Authorities

Re:      Mountain Province Diamonds Inc. (the “Company”)

Annual General & Special Meeting of Shareholders

In connection with section 2.2 of National Instrument 54-101, we wish to advise you of the following information with respect to the Company’s upcoming Meeting of shareholders:

Issuer:	MOUNTAIN PROVINCDIAMONDS INC.
Meeting Type:	Annual General & Special Meeting
ISIN:	CA62426E4022
CUSIP:	62426E402
Meeting Date:	Tuesday, June 16, 2015
Record date for Notice:	Tuesday, May 12, 2015
Record date for Voting:	Tuesday, May 12, 2015
Beneficial Ownership Determination Date:	Tuesday, May 12, 2015
Class of securities entitled to receive notice:	COMMON SHARES
Class of securities entitled to vote:	COMMON SHARES
Issuer sending proxy related materials directly to
NOBO:	Yes
Issuer paying for delivery to OBO:	Yes
Meeting location	Vancouver, BC

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
Beneficial Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Consent Type(s):	n/a
Holder Provinces-Territories:	n/a
NAA for Registered Holders	No
Registered Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Provinces-Territories:	n/a

Yours truly,

“Patrick Evans”

Patrick Evans

President & CEO

cc: Alberta Securities Commission	cc: P.E.I. Securities Commission
cc: Manitoba Securities Commission	cc: Quebec Securities Commission
cc: New Brunswick Securities Commission	cc: Saskatchewan Securities Commission
cc: Nova Scotia Securities Commission	cc: Registrar of Securities – Northwest Territories
cc: Ontario Securities Commission	cc: Registrar of Securities – Yukon Territories
cc: Nunavut Securities Commission	cc: TSX Venture Exchange
cc: Newfoundland Securities Commission	cc: CDS Inc.

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